Ms. Lynn Dicker
Review Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC


        Re: Repro-Med Systems, Inc.
            Form 10-KSB for the fiscal year ended February 28, 2007
            Forms 10-QSB for the quarters ended May 31, 2007 and August 31, 2007 File No. 0-12305


Dear Ms. Dicker:

We have reviewed your comment letter dated December 14, 2007 and offer the following responses.

Form 10-KSB for the fiscal year ended February 28, 2007
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Item 6. Management's Discussion and Analysis of Financial Condition and Results
of Operations, Page 13
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    1.  In future filings, the Company will identify and quantify factors responsible for changes in financial statement items and explain why significant changes occurred.

    2. In future filings, the Company will specifically identify its critical accounting policies in the MD&A section.

Statement of Operations, page 20
--------------------------------

    3. Stock-based compensation to obtain loan financing will be removed and included as interest expense in all future filings.

Note 2 - Summary of Significant Accounting Policies, page 23
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    4.  The Company uses the average cost method for determining inventory cost and will be so stated in future filings. This is also consistent with
        Note 3.

    5. In future filings, the Company will disclose how it determines the market value of the inventory including a discussion of how the reserves are determined.

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Patents, page 23
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    6.  In future filings, the Company will discontinue amortizing goodwill.

Revenue Recognition
-------------------

    7. The word "principally" will be removed from the revenue recognition policy. All sales are recorded when shipped.

    8. We've reviewed our activities with distributors and have the following observations:

        a. Return Policy - unless it is our error in shipment, we permit distributors to return goods ordered in error within a 30 day period subject to a restocking fee of 15% and provided the products are unopened and in new condition.

        b. Allowances - there were no allowances provided to distributors within the past year except for some invoices where we permit a 1% discount for payments made within 30 days.

        c. Price protection - we have not and do not offer price protection to any customers, nor have we rebated any customers under such a program. Under a contract or sales agreement, we provide some distributors and customers with firm pricing for a period of one year to hold constant pricing for catalog sales purposes.

        d. Credits and Discounts - we will provide credits to customers for defective merchandise in accordance with our standard return policy. Discounts may be provided to customers who increase orders to the next column pricing and achieve a lower price category.

        e. Sales incentives - we occasionally will advertise in customer catalogs and/or provide spiffs or incentives to a customer's sales staff to increase sales of our products. Typically these spiffs are short term, 90 days and involve commissions of approximately 7%. These incentives and advertising are billed separately and there is no direct tie in to sales volumes.

        The Company in future filings will expand its revenue recognition policy to incorporate the above factors as appropriate.

Note 8 - Long -Term Debt, page 27
---------------------------------
Note 9 - Stockholders Equity, page 28
-------------------------------------

    9.

        a) The promissory note specifically states that shares will be issued on the anniversary date of the loan if the principal is not repaid.

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        b)  We believe it is appropriate to reflect the shares as outstanding since the Company is liable for this issuance and the formal procedures for issuance has not taken place.

        c) The Company has considered the Staff's comment related to Note 8 - Long-Term Debt, page 27and Note 9 - Stockholders Equity, page 28; specifically related to the common shares issuable each year. The Company considers the shares to be interest rate enhancements. The shares increase the amount of interest expense inherent in the notes and are consistent with the guidance in SFAS 133 paragraph 13b (1). The share issuance provisions of the note can potentially cause the effective interest rate on the notes to be at least double the prime plus 2% stated interest rate.

            In addressing the requirements to analyze the market rate of return identified in paragraph 13b (2), we note that the effective interest rate is more than double the interest rate of 8.5% charged by a third party lender on a collateralized and personally guaranteed loan made at approximately the same time as the notes containing the share issuance requirements. We were unable to identify any market based equivalent of the notes for similar credit quality debtors. The subject notes do not contain the credit enhancements of the bank loan. The credit enhancements provided to the bank would serve to reduce the rate charged on the bank loan. Therefore the terms of the bank loan and the subject notes are not equivalent. We have concluded that because the effective interest rate is more than double the stated interest rate the effect of the lack of credit enhancements in the subject notes would not be sufficient to narrow the gap between the effective interest rate and the market-rate proxy enough to make the disparity less than twice the stated rate. Further, there are many scenarios whereby the effective interest rate on the subject notes would be more than double the market proxy rate.

            The analysis of paragraph 13b, above, leads to the conclusion that the provision related to the share-based interest is not clearly and closely related to the host notes. As such, the embedded derivative interest rate enhancement should be bifurcated for the host contract pursuant to paragraph 12 of Statement 133. The Company has previously accounted for the share-based interest payments as a financing cost incurred in the period that the shares are issuable. As a result of the Staff's comment, the Company has re-evaluated its accounting treatment and will account for the issuance of the notes (at inception) at the discounted value of the principle payable, taking into account the stated interest and the share-based interest. The value of the share-based interest will be recorded as a derivative liability on the date the notes are issued and the share-based interest derivative will be marked to market at each reporting period. The notes will be amortized to face value on the interest method over the lives of the notes based on the effective interest rate taking into account both cash-based and share-based interest.

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    10. The Black-Scholes model assumptions used in determining the fair value of the Warrants valued at $4,500 are as follows: Strike price: $0.10; Stock price at date of issuance: $0.09; Volatility: 75% and risk free interest rate: 4.81%

Note 10 - Sale-Leaseback Transaction, page 29
---------------------------------------------

    11. In future filings, the amortization of the gain will be shown as a reduction of Rental expense.

Note 11 - Commitments and Contingencies, page 29
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    12. Mission Rework - This issue was created in 1998 with a customer who had asked us to design and build a product for sales of approximately 2,000 units per month for a period of two years. The device was engineered and built and sent to the customer for testing. The customer accepted the design as we agreed, and we began to build the products at the specified and agreed to rate. This involved hiring dedicated staff and setting aside a large percentage of our available capacity at that time. After a period of several months, the customer informed us that they were unable to sell these products anywhere near this rate. We had already built approximately 20,000 units when a design problem became apparent. Only a handful of these devices were in use.

        Design problems can occasionally take some time to become apparent, but the fact that they had ordered so many devices and had so few sales, meant that several thousand devices needed to be reworked. In spite of the fact they had formally approved the design, and that they were unable to sell enough units to obtain reliability use data for a long time period, they held us responsible for the rework. At the same time they asked us to stop production of the products.

        We reached an agreement with this important customer under which we began a process of reworking the failed devices. We believed that either the product would become successful as they had planned, or that they would be swimming in products and the problem would go away.

        Currently, we produce some 150 units per month Labor used is our surplus labor which is available in any production facility during slow periods or during product changeovers when the production lines are down. Many of the parts have been purchased and are already in house, others which had been used on the rework process need to be purchased. Additional parts costs run approximately $3 per device, about $450 per month.

        This problem was disclosed by us for several years in our SEC Form
        10-KSB.

        We have viewed the cost as not significant in our current context and considerably lower than a potential lawsuit.

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Item 8A. Controls and Procedures, page 30
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    13. We will make the change as requested.

Forms 10-QSB for the quarters ended May 31, 2007 and August 31, 2007
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    14. The Company will amend Forms 10-QSB for the quarters ended May 31, 2007 and August 31, 2007 to provide the disclosures required by Item 307 and
        Item 308(c) of Regulation S-B.

We ask that the Commission review our responses and if acceptable, the Company will take the necessary steps to amend the Form 19 KSB and 10 QSB'S as appropriate.

The Company would be happy to discuss these responses with you should you need any further clarifications.


                                        Very truly yours.


                                        /s/ Andy Sealfon

                                        Andy Sealfon
                                        President
                                        Chief Executive Officer

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